SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 10, 2003

                           Commission File No. 1-14110

                                   ----------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Press release dated April 10, 2003, announcing the consensus forecasts for Pechiney's results.

                                [PECHINEY logo]


                   Consensus forecasts for Pechiney's results

Paris, April 10. 2003 - A survey by Pechiney of 13 analysts following the stock has resulted in the following consensus forecasts for the company's Q1-03 results and for the group's full year 2003 results. The Q1-03 results will be published on April 29. 2003 at 7:30AM (Paris time).

================================================================================
        (euro)m                Q1 - 03       Q1 - 02       FY - 03       FY - 02
--------------------------------------------------------------------------------
                          Low  Average  High   Hist.  Low  Average  High   Hist.
--------------------------------------------------------------------------------

Earnings from Operations   33     63     90    104    120    288    444    407
--------------------------------------------------------------------------------

Reported Net Income       -38     10     26     37   -141     65    169    -50
--------------------------------------------------------------------------------

Adjusted Net Income*        2     24     53     49     10    120    208    211
--------------------------------------------------------------------------------

Adjusted Net Income*
Per share                0.03   0.31   0.68   0.62   0.13   1.54   2.67   2.69
================================================================================

(*) Adjusted Net Income is defined as Reported Net Income excluding the impact, after taxes, of Restructuring expense, Other (expense) income and other non-recurring items.

The above consensus is shown in French GAAP. Please also note that, in US GAAP, goodwill is no longer amortized from January 1. 2002.

Firms contributing to the consensus were ABN Amro, Aurel Leven, BB&T, BNP-Paribas, CAI Cheuvreux, CDC IXIS Securities, Dexia Securities, Goldman Sachs, ING Financial Markets, JP Morgan, Merrill Lynch, Morgan Stanley and UBS Warburg.


Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminium, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                     *****

The opinions and projections contained in this press release are entirely those of independent analysts and have not been prepared or reviewed by Pechiney. Pechiney makes no representation concerning the quality, content or reliability of these opinions and projections, which are provided as a convenience only. Neither Pechiney nor any of its directors, officers or employees shall be in any way responsible for the contents of this press release, nor shall any of them be liable for any loss arising from the use of these opinions and projections or otherwise arising in connection therewith.

Actual results may differ materially from those set forth in any forward-looking statements in this press release (as defined in section 27A of the U.S. Securities Act of 1933, as amended). These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievements to be materially different from the independent opinions and projections contained in this press release.

Investor Relations Contacts:                    Press Contacts:

Charles L. Ranunkel Tel: 33 1 56 28 25 07       Chrystele Ivins Tel.: 33 1 56 28 24 18
Catherine Paupelin  Tel: 33 1 56 28 25 08       chrystele.ivins@pechiney.com
                    Fax 33 1 56 28 33 38
                                                Stephan Giraud Tel.: 33 1 56 28 24 19
PECHINEY                                        stephan.giraud@pechiney.com
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com
          -----------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 10, 2003                        PECHINEY


                                                 By:     /s/ OLIVIER MALLET
                                                 Name:   Olivier MALLET
                                                 Title:  Chief Financial Officer